REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 Continuous Disclosure Obligations requires the Company send annually a request form to registered holders and beneficial owners of securities to enable the holders and owners to request a copy of the Company’s annual financial statements and related management’s discussion and analysis (“MD&A”) and/or interim financial statements and related MD&A, in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

The Company’s annual financial statements and MD&A and the interim financial statements and MD&A will also be available for download from the Company’s website at www.pfncapital.com and from the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

If you wish the Company to mail to you either or both of the financial statements, you must COMPLETE AND RETURN THIS FORM TO:

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Facsimile:  604-685-6550

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I wish to receive Annual Financial Statements and related MD&A for the fiscal year ended April 30, 2011

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I wish to receive Interim Financial Statements and related MD&A for the first, second and third fiscal quarters of the fiscal year ending April 30, 2011

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I wish to receive both Interim and Annual Financial Statements and related MD&A’s as set forth above

NAME:

TELEPHONE:

ADDRESS:

FACSIMILE:

                                                                                                 EMAIL:

Please note that a request form will be mailed each year.  If you wish to receive such materials, a request form must be returned to the Company each year to receive the Annual and Interim Financial Statements and related MD&A’s.

I confirm that I am a registered / beneficial shareholder of the Company.

DATED:

SIGNATURE OF SHAREHOLDER:

Signature of Securityholder, or if the Securityholder is a company,

signature of authorized signatory

CUSIP:  694916 10 7

PFN - Year Ended April 30, 2010